EXHIBIT 99.11

AUDITORS'REPORT TO THE MEMBERS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at June 30, 2006, the Profit and Loss Account and Cash Flow Statement of the Company for the quarter ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards issued by the Institute of Chartered Accountants of India, to the extent applicable; and

(e) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)  in the case of the Balance Sheet, of the state of affairs of the Company as at June 30, 2006;
(ii)  in the case of the Profit and Loss Account, of the profit of the Company for the quarter ended on that date; and
(iii) in the case of the Cash Flow Statement, of the cash flows of the Company for the quarter ended on that date.

for BSR & Co
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

Bangalore
July 12, 2006

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at	Schedule	June 30, 2006	March 31, 2006
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	138	138
Reserves and surplus	2	7,690	6,759
		7,828	6,897
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		3,075	2,837
Less: Accumulated depreciation		1,371	1,275
Net book value		1,704	1,562
Add: Capital work-in-progress		510	571
		2,214	2,133
INVESTMENTS	4	2,268	876
DEFERRED TAX ASSETS	5	63	56
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	1,765	1,518
Cash and bank balances	7	1,124	3,279
Loans and advances	8	1,400	1,252
		4,289	6,049
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	804	808
Provisions	10	202	1,409
NET CURRENT ASSETS		3,283	3,832
		7,828	6,897
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the balance sheet.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing Director	and Deputy Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman	S. D. Shibulal
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
July 12, 2006	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss Account for the		Quarter ended
	Schedule	June 30,
		2006	2005
Income from software services and products		2,867	1,967
Software development expenses	11	1,615	1,064
GROSS PROFIT		1,252	903
Selling and marketing expenses	12	167	119
General and administration expenses	13	211	137
		378	256
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION		874	647
Interest		-	-
Depreciation		97	75
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		777	572
Other income, net	14	129	30
Provision for investments		3	-
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		903	602
Provision for taxation	15	104	79
NET PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS		799	523
Income on sale of Investments, net of taxes (refer to note 22.2.21)		6	-
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEMS		805	523
Balance Brought Forward		2,195	1,428
Less: Residual dividend paid		4	-
Dividend tax on the above		1	-
		2,190	1,428
AMOUNT AVAILABLE FOR APPROPRIATION		2,995	1,951
Dividend
Interim		-	-
Final		-	-
Total dividend		-	-
Dividend tax		-	-
Amount transferred to general reserve		-	-
Balance in profit and loss account		2,995	1,951
		2,995	1,951
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before exceptional Items
Basic		28.89	19.33
Diluted		28.22	18.79
After exceptional Items
Basic		29.13	19.33
Diluted		28.45	18.79
Number of shares used in computing earnings per share
Basic		27,64,12,363	27,09,95,442
Diluted		28,30,19,236	27,88,25,223
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

* Refer to note 22.2.20

The schedules referred to above are an integral part of the profit and loss account.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing Director	and Deputy Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman	S. D. Shibulal
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
July 12, 2006	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Cash Flow Statement for the		Quarter ended
		June 30,
	Schedule	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and exceptional items		903	602
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	-
Depreciation		97	75
Interest and dividend income		(66)	(37)
Profit on sale of liquid mutual funds		(6)	-
Provision for investments		3	-
Effect of exchange differences on translation of foreign currency cash and cash equivalents		24	(4)
Changes in current assets and liabilities
Sundry debtors		(247)	93
Loans and advances	16	(159)	(64)
Current liabilities and provisions	17	(2)	(63)
Income taxes paid	18	(110)	(37)
NET CASH GENERATED BY OPERATING ACTIVITIES		437	565
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(178)	(248)
Proceeds on disposal of fixed assets		-	-
Investment in subsidiaries (refer to note 22.2.16)		(544)	-
Investments in securities	20	(845)	(98)
Interest and dividend income		66	37
Cash flow from investing activities before exceptional items		(1,501)	(309)
Proceeds on sale of investments (Net of taxes)		6	-
NET CASH USED IN INVESTING ACTIVITIES		(1,495)	(309)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		144	100
Dividends paid during the period		(1,065)	(176)
Dividend Tax paid during the period		(150)	(25)
NET CASH USED IN FINANCING ACTIVITIES		(1,071)	(101)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(24)	4
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(2,153)	159
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		3,779	1,683
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	1,626	1,842
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the cash flow statement.

As per our report attached

for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing Director	and Deputy Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman	S. D. Shibulal
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
July 12, 2006	Company Secretary

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at		June 30, 2006	March 31, 2006
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (30,00,00,000) equity shares	300	150
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	138	138
	27,68,43,176 (27,55,54,980) equity shares fully paid up
	[Of the above, 25,84,92,302 (25,84,92,302) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]**
		138	138
	Forfeited shares amounted to Rs.1,500 (Rs. 1,500/-)
	* For details of options in respect of equity shares, refer to note 22.2.11
	* Also refer to note 22.2.20 for details of basic and diluted shares
	** Does not reflect effect of bonus issue (refer to note 22.2 20)
2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Share premium account - As at April 1,	1,543	900
	Add: Receipts on exercise of employee stock options	144	571
	Income tax benefit arising from exercise of stock options	-	72
		1,687	1,543
	General reserve - As at April 1,	3,015	2,773
	Less: Gratuity transitional liability (refer to note 22.2.22)	(13)	-
	Add: Transferred from the Profit and Loss Account	-	242
		3,002	3,015
	Balance in Profit and Loss Account	2,995	2,195
		7,690	6,759

in Rs. crore except as otherwise stated
Schedules to the Balance Sheet
3	FIXED ASSETS
		Original cost				Depreciation and amortization				Net book value
		As at	Additions	Deductions/	As at	As at	For the	Deductions/	As at	As at	As at
		April 1,		Retirement	June 30,	April 1,	Period	Retirement	June 30,	June 30,	March 31,
		2006			2006	2006			2006	2006	2006

	Land : free-hold *	34	4	-	38	-	-	-	-	38	34
	leasehold	104	6	4	106	-	-	-	-	106	104
	Buildings*	1,022	108	-	1,130	179	18	-	197	933	843
	Plant and machinery*	559	46	-	605	305	21	-	326	279	254
	Computer equipment*	700	53	1	752	516	45	1	560	192	184
	Furniture and fixtures*	417	25	-	442	275	13	-	288	154	142
	Vehicles	1	1	-	2	-	-	-	-	2	1
		2,837	243	5	3,075	1,275	97	1	1,371	1,704	1,562
	Previous Period	2,183	209	2	2,390	1,006	75	2	1,079	1,311
	Previous year	2,183	799	145	2,837	1,006	409	140	1,275	1,562

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

* Includes certain assets provided on operating lease to Progeon Limited, a subsidiary. Please refer to note 22.2.6 for details in Rs. crore
Schedules to the Balance Sheet as at		June 30, 2006	March 31, 2006
4	INVESTMENTS
	Trade (unquoted) - at cost
	Long- term investments
	In subsidiaries
	Progeon Limited, India
	3,32,49,993 (2,44,99,993) equity shares of Rs. 10/- each, fully paid	555	25
	Infosys Technologies ( Shanghai) Co. Limited, China	23	23
	Infosys Technologies ( Australia) Pty Limited, Australia
	1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	2,00,00,000 (1,70,00,000) common stock of US $1.00 par value, fully paid	90	76
		734	190
	In other investments*	11	16
	Less: Provision for investments	11	14
		-	2
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual fund units *	1,534	684
		2,268	876
	Aggregate amount of unquoted investments	2,268	876
	* Refer to note 22.2.16 for details of investments
5	DEFERRED TAX ASSETS
	Fixed assets	61	54
	Sundry debtors	2	2
		63	56
6	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered doubtful	15	8
	Other debts
	Unsecured
	considered good	1,765	1,518
	considered doubtful	4	2
		1,784	1,528
	Less: Provision for doubtful debts	19	10
		1,765	1,518
	Includes dues from companies where directors are interested	5	2
7	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks in Indian Rupees
	In current accounts *	238	169
	In deposit accounts	559	2,735
	Balances with non-scheduled banks in foreign currency **
	In current accounts	327	375
		1,124	3,279
	*Includes balance in unclaimed dividend account	5	3
	**Refer to note 22.2.13 for details of balances in non-scheduled banks

8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 22.2.7)	23	14
	Advances
	prepaid expenses	29	27
	for supply of goods and rendering of services *	15	9
	advance to gratuity trust	21	-
	others	17	14
		105	64
	Unbilled revenues	251	203
	Advance income tax	267	267
	Loans and advances to employees
	housing and other loans	47	49
	salary advances	62	61
	Electricity and other deposits	23	16
	Rental deposits	13	12
	Deposits with financial institution and body corporate (refer to note 22.2.14)	632	580
	Unsecured, considered doubtful	1,400	1,252
	Loans and advances to employees	1	-
		1,401	1,252
	Less: Provision for doubtful loans and advances to employees	1	-
		1,400	1,252
	* Includes advances to subsidiary company	11	6
9	CURRENT LIABILITIES
	Sundry creditors
	goods and services	5	6
	accrued salaries and benefits
	salaries	10	6
	bonus and incentives	83	233
	unavailed leave	81	80
	for other liabilities
	provision for expenses	198	166
	retention monies	13	13
	withholding and other taxes payable	116	82
	for purchase of intellectual property rights	20	19
	Mark to market on options/ forward contracts	19	2
	others	3	3
		548	610
	Advances received from clients	7	7
	Unearned revenue	244	188
	Unclaimed dividend	5	3
		804	808
10	PROVISIONS
	Proposed dividend	-	1,061
	Provision for
	tax on dividend	-	149
	income taxes *	188	187
	post-sales client support and warranties	14	12
		202	1,409

* Refer to note 22.2.12

in Rs. crore
Schedules to Profit and Loss Account for the		Quarter ended
		June 30,
		2006	2005
11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	1,200	780
	Overseas group health insurance	17	11
	Contribution to provident and other funds	30	19
	Staff welfare	8	5
	Technical sub-contractors - subsidiaries	121	80
	Technical sub-contractors - others	43	30
	Overseas travel expenses	71	55
	Visa charges and others	49	17
	Software packages
	for own use	34	32
	for service delivery to clients	14	11
	Communication expenses	13	13
	Computer maintenance	5	4
	Consumables	4	3
	Rent	4	3
	Provision for post-sales client support and warranties	2	1
		1,615	1,064
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	106	66
	Overseas group health insurance	-	2
	Contribution to provident and other funds	-	-
	Staff welfare	1	-
	Overseas travel expenses	24	12
	Visa charges and others	-	4
	Traveling and conveyance	2	1
	Commission and earnout charges	8	10
	Brand building	12	10
	Professional charges	5	5
	Rent	4	3
	Marketing expenses	3	2
	Telephone charges	1	1
	Communication expenses	-	-
	Printing and stationery	-	1
	Advertisements	1	1
	Office maintenance	-	-
	Sales promotion expenses	-	-
	Consumables	-	-
	Software packages	-
	for own use	-	-
	Computer maintenance	-	-
	Power and fuel	-	-
	Insurance charges	-	-
	Rates and taxes	-	-
	Bank charges and commission	-	-
	Miscellaneous expenses	-	1
		167	119

13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	38	29
	Overseas group health insurance	-	-
	Contribution to provident and other funds	3	2
	Professional charges	28	15
	Telephone charges	25	15
	Power and fuel	21	14
	Traveling and conveyance	19	14
	Overseas travel expenses	4	4
	Visa charges and others	1	1
	Office maintenance	21	13
	Guest house maintenance*	1	1
	Insurance charges	6	6
	Printing and stationery	3	3
	Donations	4	3
	Rent	4	3
	Advertisements	1	3
	Repairs to building	3	2
	Repairs to plant and machinery	3	2
	Rates and taxes	8	2
	Professional membership and seminar participation fees	2	2
	Postage and courier	3	2
	Books and periodicals	-	1
	Provision for bad and doubtful debts	10	-
	Provision for doubtful loans and advances	-	-
	Commission to non-whole time directors	-	-
	Freight charges	-	-
	Bank charges and commission	-	-
	Research grants	2	-
	Auditors' remuneration	-	-
	statutory audit fees	-	-
	certification charges	-	-
	others	-	-
	out-of-pocket expenses	-	-
	Miscellaneous expenses (refer to note 22.2.15)	1	-
		211	137
	*For non-training purposes
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	49	24
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	17	13
	Profit on sale of liquid mutual funds	6	-
	Miscellaneous income (refer to note 22.2.15)	4	2
	Exchange differences, net	53	(9)
		129	30
	*Tax deducted at source	13	5
15	PROVISION FOR TAXATION
	Income taxes*	111	82
	Deferred taxes	(7)	(3)
		104	79

* Refer to note 22.2.12

in Rs. crore
Schedules to Cash Flow Statements for the		Quarter ended
		June 30,
		2006	2005
16	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet *	1,400	1,071
	Add: Gratuity transitional liability ( refer to Note 22.2.22)	13	-
	Less: Deposits with financial institutions and body corporate,
	included in cash and cash equivalents	(502)	(201)
	Advance income taxes separately considered	(267)	(414)
		644	456
	Less: Opening balance considered	(485)	(392)
		159	64
	* includes loans to subsidiary
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	1,006	1,138
	Less: Provisions separately considered in the cash flow statement
	Income taxes	(188)	(602)
		818	536
	Less: Opening balance considered	(820)	(599)
		(2)	(63)
18	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	104	79
	Add: Increase in advance income taxes	-	11
	Increase in deferred taxes	7	3
	Less: Increase in income tax provision	(1)	(56)
		110	37
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL
	WORK-IN-PROGRESS
	As per the Balance Sheet*	239	209
	Less: Opening capital work-in-progress	(571)	(318)
	Add: Closing capital work-in-progress	510	357
		178	248
* Excludes Rs 4 crore (Rs 4 crore) towards movement of land from Leasehold to Freehold

20	INVESTMENTS IN SECURITIES *
	As per the Balance Sheet	2,268	1,427
	Add: Provisions made on investments	3	-
		2,271	1,427
	Less: Investment made in subsidiaries	(544)	-
	Profit on sale of liquid mutual funds	(6)	-
	Opening balance considered	(876)	(1,329)
		845	98
	* Refer to note 22.2.16 for investment and redemptions
21	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	1,124	1,641
	Add: Deposits with financial institutions, included herein	502	201
		1,626	1,842

Schedules to the Financial Statements for the quarter ended June 30, 2006

22 Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Progeon Limited, India ("Progeon"), and wholly owned subsidiaries, Infosys Technologies ( Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies ( Shanghai) Co. Limited ("Infosys China") and Infosys Consulting, Inc., USA ("Infosys Consulting"), is a leading global technology services organisation. The Company provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry.

22.1 Significant accounting policies

22.1.1 Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India ("ICAI"), the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. The interim financial statements are prepared to conform to the accounting standard on "Interim Financial Reporting". Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

22.1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

22.1.3. Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of comple tion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

22.1.4 Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6 Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

22.1.7 Retirement benefits to employees

22.1.7.a Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law.

22.1.7.b Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

22.1.7.c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employee's Provident Fund Trust equal to a specified percentage of the covered employee's salary. Infosys also contributes to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

22.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company's accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

22.1.10. Forward contracts in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract or option as an effective hedge, Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee stock options in excess of c ompensation charged to profit and loss account are credited to the share premium account.

22.1.12. Earnings per share

In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues eff ected prior to the approval of the financial statements by the board of directors.

22.1.13. Investments

Trade investments are the investments made to enhance the company's business interests. Investments are either classified as current or long-term based on the Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated.

22.2 Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 22.3. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous period/ year figures have been regrouped/reclassified, wherever necessary to conform to the current presentation.

22.2.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses

in Rs. crore
	Quarter ended June 30
	2006	2005
Salaries and bonus including overseas staff expenses	1,344	875
Overseas group health insurance	17	13
Contribution to provident and other funds	33	21
Staff welfare	9	5
Overseas travel expenses	99	71
Visa charges and others	50	22
Traveling and conveyance	21	15
Technical sub-contractors - others	43	30
Technical sub-contractors - subsidiaries	121	80
Software packages
For own use	34	32
For service delivery to clients	14	11
Professional charges	33	20
Telephone charges	26	16
Communication expenses	13	13
Power and fuel	21	14
Office maintenance	21	13
Guest house maintenance*	1	1
Commission and earn out charges	8	10
Brand building	12	10
Rent	12	9
Insurance charges	6	6
Computer maintenance	5	4
Printing and stationery	3	4
Consumables	4	3
Donations	4	3
Advertisements	2	4
Marketing expenses	3	2
Repairs to building	3	2
Repairs to plant and machinery	3	2
Rates and taxes	8	2
Professional membership and seminar participation fees	2	2
Postage and courier	3	2
Provision for post-sales client support and warranties	2	1
Books and periodicals	-	1
Provision for bad and doubtful debts	10	-
Provision for doubtful loans and advances	-	-
Commission to non-whole time directors	-	-
Sales promotion expenses	-	-
Freight charges	-	-
Bank charges and commission	-	-
Auditor's remuneration
Statutory audit fees	-	-
Certification charges	-	-
Others	-	-
Out-of-pocket expenses	-	-
Research grants	2	-
Miscellaneous expenses (refer to note 22.2.15)	1	1
	1,993	1,320

*for non-training purposes

The above expenses include Fringe Benefit Tax (FBT) in India amounting to Rs. 4 crore and Rs. 3 crore for the period ended June 30, 2006 and June 30, 2005 wherever applicable.

22.2.2 Capital commitments and contingent liabilities

in Rs. Crore
	As at
	June 30, 2006	March 31, 2006
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	502	509
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	19	20
Claims against the company, not acknowledged as debts*	19	14
(Net of Amount Rs. 138 (Rs. 138) crore paid to statutory authorities)
Forward contracts outstanding
In US$	US $ 125,000,000	US $ 100,000,000
(Equivalent approximate in Rs. crore)	573	445
Range barrier options in US $	US $ 172,500,000	US $ 210,000,000
(Equivalent approximate in Rs. crore)	791	934
Target Profit Forward Option in Euro	Euro 34,000,000	-
(Equivalent approximate in Rs. crore)	199	-
Range barrier options in Euro	-	Euro 3,000,000
(Equivalent approximate in Rs. crore)	-	16
Range barrier options in GBP	-	GBP 3,000,000
(Equivalent approximate in Rs. crore)	-	23

* Claims against the Company not acknowledged as debts include demands from Indian tax authorities for payment of additional tax of Rs.135 crore (135 crore), including interest of Rs 33 crore (Rs 33 crore), upon completion of their tax review for fiscal 2002 and 2003. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income-tax Act. The deductible amount is determined by the ratio of "Export Turnover" to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover.

The company is contesting the demand and management, including its tax advisers, believe that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations. In April 2006, the company received the order of the appellate authority, the Commissioner of Income Tax (appeals), Bangalore for the demand pertaining to fiscal 2002. The position of the company has been substantially upheld by the appellate authority.

22.2.3. Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

22.2.4. Imports (valued on the cost, insurance and freight basis)

in Rs. Crore
	Quarter ended June 30,
	2006	2005
Capital goods	53	47
Software packages	1	-
	54	47

22.2.5. Activity in foreign currency

in Rs. Crore
	Quarter ended June 30,
	2006	2005
Earnings in foreign currency (on receipts basis)
Income from software services and products	2,537	2,046
Interest received on deposits with banks	3	-
Expenditure in foreign currency (on payments basis)
Travel expenses	103	73
Professional charges	12	6
Technical Sub-Contractors - Subsidiaries	116	71
Other expenditure incurred overseas for software development	932	632
Net earnings in foreign currency (on the receipts and payments basis)
Net earnings in foreign exchange	1,377	1,264

22.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:

in Rs. Crore
	Quarter ended June 30,
	2006	2005
Lease rentals recognized during the period	12	9

Lease obligations

in Rs. Crore
	As at
	June 30, 2006	March 31, 2006
Within one year of the balance sheet date	31	24
Due in a period between one year and five years	102	100
Due after five years	59	61
	192	185

The operating lease arrangements extend up to a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Progeon, a subsidiary company, as at June 30, 2006 and March 31, 2006:

in Rs. Crore
Particulars	Cost	Accumulated depreciation	"Net book value"
Buildings	39	6	33
	33	5	28
Plant and machinery	19	9	10
	16	7	9
Computer equipment	2	2	-
	2	2	-
Furniture and fixtures	11	9	2
	11	8	3
Total	71	26	45
	62	22	40

The aggregate depreciation charged on the above during the quarter ended June 30, 2006 amounted to Rs. 4 crore (Rs 1 crore for the quarter ended June 30, 2005).

The company has non-cancelable operating leases on equipped premises leased to Progeon. The leases extend for periods between 36 months and 70 months from the date of inception. The lease rentals received are included as a component of sale of shared services (Refer Note 22.2.7). Lease Rental commitments from Progeon:

in Rs. Crore
Lease rentals	As at
	June 30, 2006	March 31,2006
Within one year of the balance sheet date	11	11
Due in a period between one year and five years	13	17
Due after five years	-	-
	24	28

The rental income from Progeon for the quarter ended June 30, 2006 amounted to Rs. 5 crore (Rs. 3 crore for the quarter ended June 30, 2005).

22.2.7. Related party transactions

List of the related parties:

Name of the related party	Country	Holding, as at
		June 30, 2006	March 31, 2006
Progeon Limited	India	96.96%	71.74%
Infosys Technologies ( Australia), Pty Limited	Australia	100%	100%
Infosys Technologies ( Shanghai) Co. Limited	China	100%	100%
Infosys Consulting, Inc.	USA	100%	100%
Progeon s.r.o *	Czech Republic	96.96%	71.74%

* Progeon s.r.o is a wholly owned subsidiary of Progeon Limited.

The details of the related party transactions entered into by the company, in addition to the lease commitments described in note 22.2.6, for the quarter ended June 30, 2006 and 2005 are as follows:

in Rs. Crore
Particulars	Quarter ended June 30,
	2006	2005
Capital transactions:
Financing transactions
Infosys Consulting	14	-
Loans
Infosys China	9	-
Revenue transactions:
Purchase of services
Progeon (Including Progeon s.r.o)	2	-
Infosys Australia	71	57
Infosys China	6	2
Infosys Consulting	42	21
Interest income - Infosys China	-	-
Sale of services
Infosys Australia	1	2
Infosys China	1	-
Infosys Consulting	-	-
Sale of shared services including facilities and personnel
Progeon (Including Progeon s.r.o)	7	4
Infosys Consulting	1	1

Details of amounts due to or due from and maximum dues from subsidiaries for the quarter ended June 30, 2006 and year ended March 31, 2006:

in Rs. Crore
Particulars	As at
	June 30, 2006	March 31, 2006
Loans and advances
Infosys China	34	20
Maximum balances of loans and advances
Progeon (Including Progeon s.r.o)	2	3
Infosys Australia	19	28
Infosys China	34	20
Infosys Consulting	2	-

During the quarter ended June 30, 2006, an amount of Rs. 4 crore (for the quarter ended June 30, 2005 Rs. 3 crore) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

22.2.8. Transactions with key management personnel

Key Management personnel comprise directors and statutory officers.

Particulars of remuneration and other benefits paid to key management personnel during the quarter ended June 30, 2006 and June 30, 2005 have been detailed in Schedule 22.3 since the amounts are less than a crore.

22.2.9. Research and development expenditure

in Rs. crore
	Quarter ended June 30,
	2006	2005
Revenue	31	26
	31	26

22.2.10. Dues to small-scale industrial undertakings

As at June 30, 2006 and March 31, 2006, the company has no outstanding dues to small-scale industrial undertaking.

22.2.11. Stock option plans

The company currently has two stock option plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 58,80,000 ADSs representing 58,80,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the

	Quarter ended June 30,
	2006	2005
Options outstanding, beginning of period	22,73,240	30,54,290
Granted	-	-
Less: exercised	(90,275)	(85,482)
forfeited	(58,160)	(14,340)
Options outstanding, end of period	21,24,805	29,54,468

1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the

	Quarter ended June 30,
	2006	2005
Options outstanding, beginning of period	95,89,537	1,40,54,937
Granted	-	-
Less: exercised	(11,97,921)	(766,836)
forfeited	(15,222)	(56,980)
Options outstanding, end of period	83,76,394	1,32,31,121

The aggregate options considered for dilution are set out in note 22.2.20

22.2.12. Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of Infosys' operations are conducted through Software Technology Parks ("STPs"). Income from STPs is tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

Infosys now also has operations in a Special Economic Zone ("SEZ"). Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

22.2.13 Cash and bank balances

Details of balances as on balance sheet dates and the maximum balances during the period/ year with non-scheduled banks:

in Rs. crore
Balances with non-scheduled banks	As at
	June 30, 2006	March 31, 2006
In current accounts
ABN Amro Bank , Taipei, Taiwan	1	1
Bank of America, Palo Alto, USA	220	229
Bank of China, Beijing, China	-	-
Citibank NA, Melbourne, Australia	13	39
Citibank NA, Singapore	-	-
Citibank NA, Tokyo, Japan	2	1
Citibank NA, Sharjah, UAE	-	-
Deutsche Bank, Brussels, Belgium	4	8
Deutsche Bank, Frankfurt, Germany	6	21
Deutsche Bank, Amsterdam, Netherlands	3	4
Deutsche Bank, Paris, France	5	1
Deutsche Bank, Zurich, Switzerland	-	6
HSBC Bank PLC, Croydon, UK	65	60
ICICI Bank UK Ltd., London, UK	-	-
ICICI Bank - Toronto, Canada	-	-
Nordbanken, Stockholm, Sweden	-	-
Royal Bank of Canada, Toronto, Canada	7	4
UFJ Bank, Tokyo, Japan	-	-
Svenska Handels Bank, Stockholm, Sweden	1	1
	327	375

in Rs. crore
Maximum balance with non-scheduled banks during the	Quarter ended
	June 30, 2006	March 31, 2006
In current accounts
ABN Amro Bank, Taipei, Taiwan	1	-
Bank of America, Palo Alto, USA	508	271
Bank of China, Beijing China	-	-
Citibank NA, Melbourne, Australia	42	54
Citibank NA, Hong Kong	-	-
Citibank NA, Singapore	-	-
Citibank NA, Sydney, Australia	-	-
Citibank NA, Tokyo, Japan	13	12
Citibank NA, Sharjah, UAE	-	-
Deutsche Bank, Brussels, Belgium	24	31
Deutsche Bank, Frankfurt, Germany	23	26
Deutsche Bank, Amsterdam, Netherlands	5	1
Deutsche Bank, Paris, France	6	4
Deutsche Bank, Zurich, Switzerland	13	8
HSBC Bank PLC, Croydon, UK	169	59
ICICI Bank, UK Limited, London, UK	-	33
ICICI Bank - Toronto, Canada	-	7
Merrill Lynch Esop A/c	-	-
Nordbanken, Stockholm, Sweden	-	-
Royal Bank of Canada, Toronto, Canada	9	11
Svenska Handels Bank, Stockholm, Sweden	1	1
UFJ Bank, Tokyo, Japan	1	4

The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 9 crore for the year ended June 30, 2006 (Rs.11 crore for the quarter ended June 30, 2005)

22.2.14 Loans and advances

"Advances" mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions:

in Rs. crore
	As at
	June 30, 2006	March 31, 2006
Deposits with financial institutions:
Housing Development Finance Corporation Limited ("HDFC")	502	500
Life Insurance Corporation of India ("LIC")	130	80
	632	580
Interest accrued but not due (included above)	2	-

Maximum balance held as deposits with financial institutions:

in Rs. crore
	Quarter ended June 30,
	2006	2005
Deposits with financial institutions:
Housing Development Finance Corporation Limited ("HDFC")	502	202
Life Insurance Corporation of India ("LIC")	130	105

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

22.2.15. Fixed assets

Profit / (loss) on disposal of fixed assets

Profit / (loss) on disposal of fixed assets during the quarter ended June 30, 2006 and June 30, 2005 are less than Rs. 1 crore and accordingly disclosed in note 22.3

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore
	Quarter ended June 30,
	2006	2005
Charged during the period	1	2

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land - leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at June 30, 2006.

22.2.16 Details of Investments

in Rs. crore
	As at
	June 30, 2006	March 31, 2006
Long- term investments
CiDRA Corporation, USA
Nil (14,124) Series D convertible preferred stock at US$ 90 each, fully paid, par value US$ 0.01 each	-	5
Nil (72,539) Class A common stock, par value US$ 0.001 each	-	-
Nil (2,139) Non voting redeemable preferred stock, par value US$ 0.01 each	-	-
CyVera Corporation, USA		-
Nil (Nil) , Series A preferred stock par value US$0.001	-	-
OnMobile Systems Inc., (formerly Onscan Inc.) USA
1,00,000 (1,00,000) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-	-
1,00,000 (1,00,000) Series A voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-	-
44,00,000 (44,00,000) Series A non-voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	9	9
M-Commerce Ventures Pte Ltd, Singapore
100 (100) ordinary shares of Singapore $ 1 each, fully paid, par value Singapore $ 1 each	-	-
684 (684) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $ 1,110 per redeemable preferred stock	2	2
216 (216) redeemable preference shares of Singapore $ 1, fully paid, par value Singapore $ 1 each	-	-
Software Services Support Education Center Limited
Nil (Nil) equity share of Rs. 10 each, fully paid, par value Rs. 10	-	-
Illumina Inc.
Nil (758) common stock at USD 0.01 per share	-	-
The Saraswat Co-operative Bank Limited, India
Nil (Nil) equity shares of Rs. 10 each, fully paid, par value Rs. 10	-	-
	11	16
Less: Provision for investment	11	14
	-	2

Current investments - Liquid Mutual Funds, India

in Rs. crore
	Number of units		Amount
	as at		as at
	June 30,2006	March 31, 2006	June 30,2006	March 31, 2006
Birla Cash Plus Institutional Premium Fund	14,90,89,761	9,94,77,727	150	100
CanLiquid Institutional Fund	14,43,13,867	5,97,28,831	145	60
Chola Liquid Fund Institutional Plus	-	4,63,08,937	-	54
Deutsche Bank Insta-Cash Plus Fund	10,94,19,305	-	110	-
DSP Merrill Lynch Liquidity Fund	14,98,166	-	150	-
Grindlays Cash Fund - Super Institutional Plan C	14,99,08,556	-	125	-
HDFC Liquid Fund - Premium Plus	6,06,28,597	-	75	-
HSBC Cash Fund - Institutional Plus	9,95,60,936	-	100	-
HSBC Cash Fund - Institutional Plus - Reinvestment	5,01,52,995		50
ING Vysya Liquid Fund - Super Institutional	10,36,60,813	7,88,74,225	104	79
Kotak Mahindra Liquid Fund- Institutional Premium	7,46,54,598	-	75	-
Principal Cash Management Fund	14,99,08,556	-	150	-
Prudential ICICI Liquid Plan - Institutional Plus	14,95,52,344	-	150	-
Sundaram Money Fund - Institutional	-	2,96,83,287	-	30
UTI Liquid Cash Plan - Institutional	-	14,77,424	-	150
TLSM Tata Liquid Super High Inv Fund	-	13,31,587	-	150
LICMF Liquid Fund - Dividend Plan	13,75,20,214	5,54,51,349	150	61
			1,534	684
At cost			820	624
At fair value			714	60
			1,534	684

Details of investments in and disposal of securities during the quarter ended June 30, 2006 and 2005:

in Rs. crore
	Quarter ended June 30,
	2006	2005
Investment in securities
Subsidiaries	544	-
Long-term investments	-	-
Liquid Mutual funds	1,650	238
	2,194	238
Redemption / Disposal of Investment in securities
Subsidiaries	-	-
Long-term investments	6	-
Liquid Mutual funds	805	140
	811	140
Net movement in investments	1,383	98

Investment purchased and sold during the quarter ended June 30, 2006:

in Rs. crore
Name of the fund	Face value Rs /-	Units	Cost
Templeton India Treasury Management Fund, Super IP	1000	1,186,698	121
HSBC Cash Fund - Institutional Plus	10	44,950,555	45
Kotak Liquid - Institutional Premium	10	74,717,568	75
Reliance Liquidity Fund	10	142,248,023	150

Particulars of investments made during the quarter ended June 30, 2006 and 2005 :

in Rs. crore
Particulars of investee companies	Quarter ended June 30,
	2006	2005
Infosys Consulting Inc., USA	14	-
Progeon	530	-
	544	-

Conversion of Cumulative Preference shares in Progeon

Progeon had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005 CIFC exercised its rights under the shareholder's agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Progeon increased by Rs 9 crore to Rs 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of CIFC in Progeon for a consideration amounting to Rs. 530 crore (US$ 115.13 million). The net consideration of Rs. 309 crore, after withholding taxes of Rs. 221 crore was remitted to CIFC on the same d ate. Consequent to this, the company's holding in Progeon increased to 96.96% as of June 30, 2006.

22.2.17. Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended June 30, 2006 and 2005:

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,048	414	483	292	630	2,867
	703	272	321	198	473	1,967
Identifiable operating expenses	485	179	195	129	276	1,264
	299	126	138	85	202	850
Allocated expenses	266	106	123	74	160	729
	168	65	77	47	113	470
Segmental operating income	297	129	165	89	194	874
	236	81	106	66	158	647
Unallocable expenses						97
						75
Operating income						777
						572
Other income (expense), net						126
						30
Net profit before taxes and exceptional items						903
						602
Income taxes						104
						79
Net profit after taxes and before exceptional items						799
						523
Income on sale of investments (net of taxes)						6
						-
Net profit after taxes and exceptional items						805
						523

Geographic Segments

Quarter ended June 30, 2006 and 2005:

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	1,850	738	41	238	2,867
	1,266	465	49	187	1,967
Identifiable operating expenses	822	296	23	123	1,264
	553	187	20	89	849
Allocated expenses	471	188	10	60	729
	303	111	12	45	471
Segmental operating income	557	254	8	55	874
	410	167	17	53	647
Unallocable expenses					97
					75
Operating income					777
					572
Other income (expense), net					126
					30
Net profit before taxes and exceptional items					903
					602
Income taxes					104
					79
Net profit after taxes and before exceptional items					799
					523
Income on sale of investments (net of taxes)					6
					-
Net profit after taxes and exceptional items					805
					523

22.2.18. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at June 30, 2006 the company has provided for doubtful debts of Rs. 4 crore (Rs 2 crore as at March 31, 2006 ) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

22.2.19. Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended June 30,
		2006	2005
Final dividend for fiscal 2005	3,77,66,327	-	25
Final dividend for fiscal 2006	3,85,47,135	33	-
Silver Jubilee special dividend	3,85,47,135	116	-

22.2.20. Reconciliation of basic and diluted shares used in computing earnings per share

	Quarter ended June 30,
	2006	2005
Number of shares considered as basic weighted average shares outstanding	27,64,12,363	27,09,95,442
Add: Effect of dilutive issues of shares/stock options	66,06,873	78,29,781
Number of shares considered as weighted average shares and potential shares outstanding	28,30,19,236	27,88,25,223

Proforma accounting for effect of bonus share issue:

In the annual general meeting held on June 10, 2006, shareholders approved a 1:1 bonus issue (stock dividend) for all shareholders including the ADS holders i.e. one additional equity share for every one existing share held by the members by capitalizing a part of the general reserves. The record date for the bonus issue is July 14, 2006.

Had the bonus issue been effected for the quarter ended June 30, 2006; the earnings per share would have been reduced to the proforma amounts given below:

	Quarter ended June 30,
	2006	2005
EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each
Before exceptional Items
Basic	14.45	9.67
Diluted	14.11	9.39
After exceptional Items
Basic	14.56	9.67
Diluted	14.22	9.39
Number of shares used in computing earnings per share
Basic	55,28,24,726	54,19,90,884
Diluted	56,60,38,472	55,76,50,446

22.2.21 Exceptional items

During the year ended March 31, 2005 the company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration was received by the company and the balance amount was deposited in Escrow to indemnify any contractual contingencies.

During the quarter ended June 30, 2006, the company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) has been recognized in the profit and loss account as an exceptional item.

During the quarter ended June 30, 2006, the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalisation. The remainder of investment was written off against provision made earlier.

22.2.22 Gratuity Plan

Effective April 1, 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 13 crore. As required by the standard, the obligation has been recorded with the transfer of Rs.13 crore to general reserves.

The following table sets out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. crores
Quarter ended
June 30, 2006
Obligations at period beginning	180
Service Cost	8
Interest cost	3
Actuarial (gain)/loss	(1)
Benefits paid	(3)
Obligations at period end	187
Defined benefit obligation liability as at the balance sheet date is wholly funded by the company
Change in plan assets
Plan assets at period beginning, at fair value	167
Expected return on plan assets	3
Actuarial gain/(loss)	1
Contributions	40
Benefits paid	(3)
Plan assets at period end, at fair value	208
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year	208
Present value of the defined benefit obligations at the end of the period	187
Asset recognized in the balance sheet	21
Gratuity cost for the period
Service cost	8
Interest cost	3
Expected return on plan assets	(3)
Actuarial (gain)/loss	(2)
Net gratuity cost	6
Investment details of plan assets
100% of the plan assets are invested in debt instruments.
Assumptions
Interest rate	8.11%
Estimated rate of return on plan assets	8.11%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

22.2.23 Cash flow statement

22.2.23.a

The balance of cash and cash equivalents includes Rs. 5 crore as at June 30, 2006 (Rs. 3 crore as at March 31, 2006) set aside for payment of dividends.

22.2.23.b Restricted Cash

Deposits with financial institutions and body corporate as at June 30, 2006 include an amount of Rs. 130 crore (Rs. 80 crore as at March 31, 2006) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

22.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

Balance Sheet Items

in Rs. crore
Schedule	Description	As at
		June 30, 2006	March 31, 2006
3	Fixed assets
	Additions
	Vehicles	-	0.75
	Deductions/retirements
	Land - free-hold	-	0.01
	Plant and Machinery	0.03	-
	Computer equipment	-	-
	Furniture and fixtures	0.05	-
	Vehicles	-	-
	Buildings	-	0.80
	Depreciation & Amortization
	For the period
	Vehicles	0.07	0.19
	Deductions/retirements
	Plant and Machinery	0.01	-
	Computer equipment	-	-
	Furniture and fixtures	0.05	-
8	Unsecured, considered doubtful
	Loans and advances to employees	0.60	0.44
	Provision for doubtful loans and advances to employees	0.60	0.44
22.2.6	Computers on operating lease to Progeon
	- Net Book Value	0.18	0.17
22.2.13	Balances with non-scheduled banks
	- ABN Amro Bank , Taipei, Taiwan	0.97	0.94
	- Bank of China, Beijing, China	0.02	0.02
	- Citibank NA, Singapore	0.17	0.19
	- Citibank NA, Sharjah, UAE	0.05	0.04
	- Deutsche Bank, Zurich, Switzerland	0.43	6.34
	- Nordbanken, Stockholm, Sweden	0.07	0.09
	- Svenska Handels Bank, Stockholm, Sweden	0.74	0.51
	- UFJ Bank, Tokyo, Japan	0.06	0.09
22.2.14	Loans & Advances
	Interest accrued but not due - Deposits with Financial Institutions	1.64	0.10
22.2.16	Long- term investments
	Onmobile (common stock)	0.20	0.19
	Onmobile (Series A - voting)	0.19	0.19

Profit & Loss Items

in Rs. crore
Schedule	Description	Quarter ended June 30,
		2006	2005
Profit & Loss account
	Provision for Investments	2.76	0.06
	Residual Dividend paid	4.23	0.25
	Additional Dividend Tax	0.60	0.03
12	Selling & Marketing expenses
	Overseas group health insurance	0.42	1.68
	Contribution to Provident and other funds	0.46	0.12
	Visa charges and others	0.48	3.91
	Communication expenses	0.15	0.06
	Printing and Stationary	0.40	-
	Office maintenance	0.11	0.23
	Sales Promotion Expenses	0.30	0.23
	Consumables	0.08	0.06
	Software packages for own use	-	0.06
13	General and Administration expenses
	Overseas group health insurance	(0.13)	0.13
	Provision for bad and doubtful debts	-	0.35
	Provision for doubtful loans and advances	0.14	0.04
	Commission to non whole-time directors	0.49	0.31
	Books and Periodicals	0.60	0.70
	Freight Charges	0.22	0.18
	Bank Charges and Commission	0.29	0.16
	Guest house maintenance	-	1.00
	Auditor's remuneration
	statutory audit fees	0.10	0.09
	Certification charges	-	-
	Others	-	-
	Out of Pocket Expenses	0.02	0.01

in Rs. crore
Schedule	Description	Quarter ended June 30,
		2006	2005
22.2.1	Aggregate expenses
	Guest house maintenance	-	1.00
	Provision for doubtful loans and advances	0.14	0.04
	Commission to non whole-time directors	0.49	0.31
	Sales Promotion Expenses	0.30	0.23
	Freight Charges	0.22	0.18
	Bank Charges and Commission	0.29	0.16
	Research Grants	1.69	0.09
	Auditor's remuneration
	statutory audit fees	0.10	0.09
	Certification charges	-	-
	Others	-	-
	Out of Pocket Expenses	0.02	0.01
22.2.4	Imports (valued on the cost, insurance and freight basis)
	Software Packages	1.23	0.19
22.2.5	Activity in foreign currency
	Interest received on deposits with banks
22.2.7	Related party transactions
	Revenue transactions:
	Purchase of Services - Progeon	2.00	0.42
	Purchase of shared services - Progeon	-	0.28
	Interest Income -Infosys China	0.27	-
	Sale of services - Infosys China	1.00	0.48
	Sale of services - Infosys Consulting	0.48	0.44
22.2.13	Maximum Balance with non-scheduled banks
	- ABN Amro Bank, Taiwan	0.99	0.02
	- Bank of China, Beijing China	0.02	0.08
	- Citibank NA, Hong Kong	-	0.25
	- Citibank NA, Singapore	0.19	0.37
	- Citibank NA, Sharjah, UAE	0.18	0.15
	- Nordbanken, Stockholm, Sweden	0.15	0.12
	- Nova Scotia, Canada	-	0.01
22.2.15	Profit / (loss) on disposal of fixed assets
	Profit on disposal of fixed assets, included in miscellaneous income	0.04	0.05
	Loss on disposal of fixed assets, included in miscellaneous expenses	(0.01)	-
	Profit / (loss) on disposal of fixed assets, net	0.03	0.05

Cash Flow Statement Items

in Rs. crore
Schedule	Description	Quarter ended June 30,
		2006	2005
Cash flow statement	(Profit)/ loss on sale of fixed assets	0.03	(0.05)
	Proceeds on disposal of fixed assets	0.09	0.05

Transactions with key management personnel

Key management personnel comprise directors and statutory officers.

Particulars of remuneration and other benefits paid to key management personnel during the quarter ended June 30, 2006 and 2005 :

in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Chairman and Chief Mentor
N. R. Narayana Murthy	0.04	0.01	0.11	0.16
	0.03	0.01	0.06	0.10
Chief Executive Officer, President and Managing Director
Nandan M. Nilekani	0.04	0.01	0.11	0.16
	0.03	0.01	0.06	0.10
Chief Operating Officer and Deputy Managing Director
S. Gopalakrishnan	0.04	0.01	0.11	0.16
	0.03	0.01	0.07	0.11
Whole-time Directors
K. Dinesh	0.04	0.01	0.11	0.16
	0.03	0.01	0.05	0.09
S. D. Shibulal	0.04	0.01	0.08	0.13
	0.22	-	-	0.22
T. V. Mohandas Pai	0.06	0.02	0.21	0.29
	0.05	0.02	0.11	0.18
Srinath Batni	0.05	0.02	0.18	0.25
	0.04	0.01	0.09	0.14
Chief Financial Officer
V. Balakrishnan	0.04	0.01	0.18	0.23
	0.03	0.01	0.14	0.18

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M. Satwalekar	0.06	-	-	0.06
	0.04	0.01	-	0.05
Marti G. Subrahmanyam	0.06	-	0.03	0.09
	0.04	-	0.05	0.09
Philip Yeo	-	-	-	-
	0.03	-	-	0.03
David L. Boyles	0.06	-	-	0.06
	-	-	-	-
Omkar Goswami	0.05	-	-	0.05
	0.04	-	0.01	0.05
Larry Pressler	0.03	-	0.03	0.06
	0.04	-	-	0.04
Rama Bijapurkar	0.06	-	0.01	0.07
	0.04	-	-	0.04
Claude Smadja	0.06	-	0.09	0.15
	0.04	-	0.03	0.07
Sridar A. Iyengar	0.06	-	0.07	0.13
	0.04	-	0.07	0.11
Jeffrey Lehman	0.05	-	-	0.05
	0.04	-	0.07	0.11